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APR 11 2016
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68419

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bluestone Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 Tysons Boulevard, Suite 1530
(No. and Street)

McLean (City) — Virginia (State) — 22102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert, LLP
(Name – *if individual, state last, first, middle name*)

1934 Old Gallows Road, Suite 400 (Address) — Vienna (City) — Virginia (State) — 22182 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bluestone Capital Partners, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

County of Fairfax
Commonwealth of Virginia
The foregoing instrument was subscribed and sworn before me the 29 day of February 2015, by John Allen

[signature]
Notary ~~Public~~

[signature]
Signature

CEO
Title

CHRISTIE LAUREN WETZEL
NOTARY PUBLIC 7519825
COMMONWEALTH OF VIRGINIA
MY COMM. EXP. 9-30-16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bluestone Capital Partners, LLC

Financial Statements and Supplementary Information

As of and for the year ended December 31, 2015 and Report of
Independent Registered Public Accounting Firm

Public in Accordance With Rule 17A-5(E)(3) Under the Securities Exchange Act of 1934

Bluestone Capital Partners, LLC

Contents

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

The Members of
Bluestone Capital Partners, LLC
McLean, Virginia

We have audited the accompanying statement of financial condition of Bluestone Capital Partners, LLC (the "Company") as of December 31, 2015, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

Tysons Corner, Virginia
February 29, 2016

Bluestone Capital Partners, LLC

Statement of Financial Condition

December 31, 2015

Assets	
Cash and cash equivalents	$ 2,512,975
Accounts receivable	81,323
Related party receivable	401,800
Prepaid expenses and other current assets	141,173
Property and equipment, net	262,815
Total assets	$ 3,400,086
Liabilities and Members' Capital	
Accrued payroll and related liabilities	$ 84,942
Deferred rent	138,137
Total liabilities	223,079
Commitments	
Members' capital	3,177,007
Total liabilities and members' capital	$ 3,400,086

See accompanying notes to the financial statements.

1. Organization and Significant Accounting Policies

Bluestone Capital Partners, LLC (the Company) is a broker-dealer specializing in investment banking services. The Company is registered with the Securities and Exchange Commission (SEC). The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective May 7, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital.

Government and Other Regulations

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and cash equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that accounts receivable balances are fully collectable, and are therefore stated at net realizable value at December 31, 2015, management has not recorded an allowance for doubtful accounts.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred. Depreciation of property and equipment is computed by the straight-line method over the estimated useful lives of the assets. The estimated useful life for equipment is three to seven years. The estimated useful life for leasehold improvements is generally the same as the term of the lease.

Revenue Recognition

Advisory fees from investment banking, financial and advisory services include retainer fees and success fees. Retainer fees are recorded on a pro rata basis as the services related to the underlying transaction are earned under the terms of the engagement and, if so provided in the engagement terms, are offset against success fees. Success fees are recorded when the underlying transactions are consummated or when specified services have been rendered or milestones reached. Reimbursement of amounts incurred on a client's behalf related to the above activities are not included in fee revenue but recorded as a reduction of client related expenses.

Revenue from six customers accounted for approximately 85% of total revenue for the year ended December 31, 2015.

Advertising Costs

Advertising costs are expenses to operations as incurred. For the year ended December 31, 2015, advertising costs totaled $2,791.

Income Taxes

The Company is a limited liability company for federal income tax purposes (which also applies to most states), and has elected to be treated as a partnership. As such, the Company is generally not subject to corporate income taxes and the income, deductions, credits and other tax attributes of the Company flow directly to the members of the Company.

In accordance with authoritative guidance on accounting for uncertainty in income taxes issued by the Financial Accounting Standards Board (the FASB), management has evaluated the Company's tax positions and has concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is generally no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years ended December 31, 2011 and prior.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the year presented. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company's assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. Amounts on deposit in excess of federally insured limits at December 31, 2015 approximate $2,402,447. Accounts receivable consist primarily of

amounts due from various customers. Historically, the Company has not experienced significant losses related to accounts receivable and, therefore, believes that the credit risk related to accounts receivable is minimal.

Subsequent Events

The Company has evaluated its December 31, 2015 financial statements for subsequent events through the date the financial statements were issued February 29, 2016. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

2. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2015, the Company's "Net Capital" was $2,289,896 which was above the requirement by $2,275,024 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 9.7%.

3. Property And Equipment

Property and equipment consists of the following at December 31, 2015:

Leasehold improvements	$	415,781
Equipment		302,338
Property and equipment, gross		718,119
Less: accumulated depreciation		(455,304)
Property and equipment, net	$	262,815

Depreciation and amortization totaled $95,569 for the year ended December 31, 2015.

4. Lease Commitments

The company leases office space under the terms of a non-cancelable operating lease, which expires in September 2018.

The approximate future minimum rentals under the operating lease for the years subsequent to December 31, 2015 are as follows:

Year Ending		
2016		239,000
2017		245,000
2018		166,000
	$	650,000

In accordance with authoritative guidance issued by the FASB, the Company is recognizing the total cost of its office lease ratably over the respective lease period. The difference between rent paid and rent expense is reflected as deferred rent liability and is being recorded on a straight-line basis over the term of the lease.

Rent expense for the office facility totaled $192,239 for the year ended December 31, 2015.

5. Related Party Transactions

The Company acts as the Fund Manager for Bluestone Investment Partners, LP (the Fund) through an agreement with Bluestone Investment Manager, LLC. As the Fund Manager, the Company is entitled to receive a management fee from the Fund, which is calculated semi-annually. The Fund Manager and the Fund have common owners. For the year ended December 31, 2015, the Company recorded $601,800 in management fee revenue related to the agreement with the Fund, which is included in the merger and acquisition fees within the statement of operations. As of December 31, 2015, the Company had a receivable of $401,800 from the Fund.

Two members of the Company personally guarantee the operating lease of the Company.

6. SEC Rule 15c3-3

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(i), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.